UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 2, 2020, Husky Energy Inc. issued a press release providing Series 5 Preferred Shares Conversion Privilege Notice and Series 5 and Series 6 Preferred Shares Dividend Rate Notice. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: March 2, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Provides Series 5 Preferred Shares Conversion Privilege Notice,

Series 5 and Series 6 Preferred Shares Dividend Rate Notice

Husky Energy is providing notice that the Company does not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 5 (Series 5 Shares) on March 31, 2020. As a result, subject to certain conditions, the holders of Series 5 Shares have the right to choose one of the following options with regard to their shares:

1.	retain any or all of their Series 5 Shares and continue to receive an annual fixed-rate dividend paid quarterly; or

2.	convert, on a one-for-one basis, any or all of their Series 5 Shares into Cumulative Redeemable Preferred Shares, Series 6 (Series 6 Shares) of Husky and receive a floating rate quarterly dividend.

Conversion to Series 6 Shares is subject to the conditions that: (i) if Husky determines that there would be less than one million Series 5 Shares outstanding after March 31, 2020, then all remaining Series 5 Shares will automatically be converted to Series 6 Shares on a one-for-one basis on March 31, 2020, and (ii) if Husky determines that there would be less than one million Series 6 Shares outstanding after March 31, 2020, no Series 5 Shares will be converted into Series 6 Shares. In either case, Husky will issue a news release to that effect no later than March 24, 2020.

Holders of Series 5 Shares who choose to retain any or all of their shares will receive the new fixed-rate quarterly dividend applicable to the Series 5 Shares for the five-year period commencing March 31, 2020, to, but excluding, March 31, 2025 of 4.591%, being equal to the sum of the Government of Canada five-year bond yield of 1.021% plus 3.57% in accordance with the terms of the Series 5 Shares, subject to the conditions described above.

Holders of Series 5 Shares who choose to convert their shares to Series 6 Shares will receive a new floating-rate quarterly dividend applicable to the Series 6 Shares. The dividend rate applicable to the Series 6 Shares for the three-month period commencing March 31, 2020 to, but excluding, June 30, 2020 will be 5.208%, being equal to the annual rate for the most recent auction of 90-day Government of Canada Treasury Bills of 1.638% plus 3.57%, in accordance with the terms of the Series 6 Shares (the Floating Quarterly Dividend Rate), subject to the conditions described above. The Floating Quarterly Dividend Rate will be reset every quarter.

Beneficial owners of Series 5 Shares who wish to exercise the right of conversion should communicate as soon as possible with their brokers or other nominees in order to meet the deadline for registered holders to exercise such right, which is 5 p.m. ET on March 16, 2020. It is recommended this communication be had well in advance of the deadline in order to provide the brokers or other intermediaries with time to complete the necessary steps. Holders of Series 5 Shares who do not exercise the right of conversion by this deadline will continue to hold Series 5 Shares with the new annual fixed-rate dividend, subject to the conditions described above.

Holders of the Series 5 Shares and the Series 6 Shares will have the opportunity to convert their shares again on March 31, 2025 and every five years thereafter as long as the shares remain outstanding.

For more information on the terms of, and risks associated with, an investment in the Series 5 Shares and the Series 6 Shares, please see the Company’s prospectus supplement dated March 5, 2015 on www.sedar.com

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Communication Manager, External Communications & Issues Management

403-298-7088